Exhibit 99.1

Evogene Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

Rehovot, Israel – August 12, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company”, “Evogene”), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, today reported the receipt of a formal notification from The Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with Listing Rule 5550(a)(2), which requires the Company's ordinary shares to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company's ordinary shares was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

About Evogene Ltd.:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.
 Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).
 Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;
2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;
3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;
4.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Evogene Investor Contact:
Rachel Pomerantz Gerber Head of Investor Relations at Evogene rachel.pomerantz@evogene.com Tel: +972-8-9311901